UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

Large Scale Biology Corporation (formerly Biosource Technologies, Inc.)
(Name of Issuer)

COMMON STOCK, par value $0.001 per share
(Title of Class of Securities)

517053-10-4
(CUSIP Number)

August 9, 2000
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is being filed:

[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[x] Rule 13d-1(d)

Check the following box if a fee is being paid with this statement:
[ ]

CUSIP No. 517053-10-4

1. Name of Reporting Person: The Dow Chemical Company
I.R.S. Identification No. of the Above Person: 38-1285128

2. Check the Appropriate Box if a Member of a Group: (a) [ ] (b) [ ]

3. SEC Use Only

4. Citizenship or Place of Organization: Delaware

Number of	5. Sole Voting Power: 1,848,091 [1]
Shares	6. Shared Voting Power: 0
Beneficially	7. Sole Dispositive Power: 1,848,091 [1]
Owned by Each	8. Shared Dispositive Power: 0
Reporting Person
With

9. Aggregate Amount Beneficially Owned by Each Reporting Person: 1,848,0911

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares: [ ]

11. Percent of Class Represented by Amount in Row (9): 7.6%1

12. Type of Reporting Person: CO

Item 1.

(a) Name of Issuer: Large Scale Biology Corporation (formerly Biosource Technologies, Inc.)

(b) Address of Issuer's Principal Executive Offices: 3333 Vaca Valley Parkway, Suite 1000, Vacaville, CA 95688

Item 2.

(a) Name of Person Filing: The Dow Chemical Company

(b) Address of Principal Business Office: 2030 Dow Center, Midland, MI 48674

(c) Citizenship: Delaware

(d) Title of Class of Securities: Common Stock, par value $0.001 per share. The Reporting Person's beneficial ownership is a result of holding a warrant originally acquired on September 1, 1998, exercisable for 1,848,091 shares of the Issuer's Common Stock, par value $0.001 per share, subject to certain vesting provisions. This schedule is being filed at this time as required by Rule 13d-1(d) as a consequence of the Issuer's initial public offering on August 9, 2000.

(e) CUSIP No.: 517053-10-4

Item 3. Status of Person Filing.

Not applicable

Item 4. Ownership.

(a) Amount beneficially owned: 1,848,0911

(b) Percent of class: 7.6%1

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 1,848,0911

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 1,848,0911

(iv) Shared power to dispose or to direct the disposition of: 0

 Item 5. Ownership of Five Percent or Less of a Class.

Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported or by the Parent Holding Company or Control Person.

Not applicable

Item 8. Identification and Classification of Members of the Group.

Not applicable

Item 9. Notice of Dissolution of Group.

Not applicable

Item 10. Certification

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2001

THE DOW CHEMICAL COMPANY

By: /S/ FRANK H. BROD
Name: Frank H. Brod
Title: Vice President and Controller

1 The Reporting Person's beneficial ownership is a result of holding a warrant originally acquired on September 1, 1998, exercisable for 1,848,091 shares of the Issuer's Common Stock, par value $0.001 per share, subject to certain vesting provisions. This schedule is being filed at this time as required by Rule 13d-1(d) as a consequence of the Issuer's initial public offering on August 9, 2000.